EXHIBIT 12.1

Exelon Corporation

	Years Ended December 31,					Six Months Ended June 30, 2007
	2002	2003	2004	2005	2006
Pre-tax income from continuing operations before adjustment for income or loss from equity investees and minority interest	2,693	1,286	2,577	1,895	2,796	2,032

Plus: (Income) or loss from equity investees	(86)	(33)	154	134	111	69

Less: Capitalized interest	(28)	(22)	(12)	(15)	(34)	(22)

Preference security dividend requirements of consolidated subsidiaries	(13)	(7)	(4)	(8)	(7)	(3)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, minority interest, capitalized interest and preference security dividend requirements	2,566	1,224	2,715	2,006	2,866	2,076

Fixed charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	983	895	841	844	914	449
Interest component of rental expense	167	204	232	277	251	131
Distributions on mandatorily redeemable preferred securities	37	34	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	13	7	4	8	7	3

Total fixed charges	1,200	1,141	1,077	1,129	1,172	583

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	3,766	2,364	3,792	3,135	4,038	2,659

Ratio of earnings to fixed charges	3.1	2.1	3.5	2.8	3.4	4.6